Exhibit 99.3

Index

Report on review of interim condensed consolidated financial statements	3
Unaudited interim condensed consolidated balance sheets	4
Unaudited interim condensed consolidated statements of income and other comprehensive income	6
Unaudited interim condensed consolidated statements of changes in equity	7
Unaudited interim condensed consolidated statements of cash flows	8
1. Operations	9
2. Basis of preparation of the financial statements and changes to the Group’s accounting policies	10
3. Securities purchased (sold) under resale (repurchase) agreements	12
4. Securities	13
5. Derivative financial instruments	14
6. Hedge accounting	16
7. Securities trading and intermediation (receivable and payable)	16
8. Property, equipment, intangible assets and lease	17
9. Borrowings and lease liabilities	18
10. Debentures	19
11. Private pension liabilities	19
12. Income tax	20
13. Equity	22
14. Related party transactions	23
15. Provisions and contingent liabilities	24
16. Total revenue and income	25
17. Operating costs	27
18. Operating expenses by nature	27
19. Other operating income (expenses), net	28
20. Share-based plan	28
21. Earnings per share (basic and diluted)	29
22. Determination of fair value	30
23. Management of financial risks and financial instruments	32
24. Capital Management	32
25. Cash flow information	34

Report on review of interim condensed consolidated financial statements

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. as at March 31, 2020 and the related interim condensed consolidated statements of income and of comprehensive income, of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 12, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contador CRC 1SP245281/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005, www.pwc.com/br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	March 31, 2020	December 31, 2019

Cash		249,950	109,922

Financial assets		56,217,071	41,888,778

Fair value through profit or loss		33,606,516	26,528,396
Securities	4	25,091,723	22,443,392
Derivative financial instruments	5	8,514,793	4,085,004

Fair value through other comprehensive income		4,896,387	2,616,118
Securities	4	4,896,387	2,616,118

Evaluated at amortized cost		17,714,168	12,744,264
Securities	4	1,267,826	2,266,971
Securities purchased under agreements to resell	3	14,916,794	9,490,090
Securities trading and intermediation	7	1,015,785	504,983
Accounts receivable		424,702	462,029
Loan operations		63,589	386
Other financial assets		25,472	19,805

Other assets		602,934	643,619
Recoverable taxes		226,645	243,320
Rights-of-use assets	8	236,136	227,478
Prepaid expenses		105,495	89,684
Other		34,659	83,137

Deferred tax assets	12	261,512	284,533
Property and equipment	8	154,548	142,464
Intangible assets	8	559,801	553,452

Total assets		58,045,816	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	March 31, 2020	December 31, 2019

Financial liabilities		44,627,989	31,842,054

Fair value through profit or loss		8,247,206	5,250,943
Securities	4	721,131	2,021,707
Derivative financial instruments	5	7,526,075	3,229,236

Evaluated at amortized cost		36,380,783	26,591,111
Securities sold under repurchase agreements	3	21,111,301	15,638,407
Securities trading and intermediation	7	13,333,539	9,114,546
Borrowings and lease liabilities	9	644,439	637,484
Debentures	10	844,361	835,230
Accounts payables		265,197	266,813
Structured operations certificates		150,461	19,474
Other financial liabilities		31,485	79,157

Other liabilities		5,811,128	4,619,623
Social and statutory obligations		274,752	492,723
Taxes and social security obligations		170,422	345,331
Private pension liabilities	11	5,155,088	3,759,090
Provisions and contingent liabilities	15	14,897	15,193
Other		195,969	7,286

Deferred tax liabilities	12	-	5,132

Total liabilities		50,439,117	36,466,809

Equity attributable to owners of the Parent company	13	7,604,948	7,153,396
Issued capital		23	23
Capital reserve		6,966,667	6,943,446
Other comprehensive income		241,398	209,927
Retained earnings		396,860	-

Non-controlling interest		1,751	2,563

Total equity		7,606,699	7,155,959

Total liabilities and equity		58,045,816	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statements of income and other

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the three months ended March 31, 2020 and 2019

In thousands of Brazilian Reais, except earnings per share

ehensive income

			Three months period ended March 31,
	Note		2020	2019

Net revenue from services rendered	16	(a)	1,151,946	599,247
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	16	(b)	202,497	65,822
Net income from financial instruments at fair value through profit or loss	16	(b)	380,398	268,923
Total revenue and income			1,734,841	933,992

Operating costs	17		(578,816)	(307,756)
Selling expenses	18		(28,476)	(24,518)
Administrative expenses	18		(578,116)	(368,285)
Other operating income (expenses), net	19		(13,883)	85,176
Interest expense on debt			(19,019)	(15,382)

Income before income tax			516,531	303,227

Income tax expense	12		(118,977)	(92,789)

Net income for the period			397,554	210,438

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad			56,560	1,325
Gains (losses) on net investment hedge			(56,496)	(843)
Changes in the fair value of financial assets at fair value through other comprehensive income			31,490	(1,183)

Other comprehensive income (loss) for the period, net of tax			31,554	(701)

Total comprehensive income for the period			429,108	209,737

Net income attributable to:
Owners of the Parent company			396,860	209,215
Non-controlling interest			694	1,223

Total comprehensive income attributable to:
Owners of the Parent company			428,414	208,514
Non-controlling interest			694	1,223

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	21		0.7192	0.4108
Diluted earnings per share			0.7139	0.4108

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statements of changes in equity

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the three months ended March 31, 2019 and 2020 In thousands of Brazilian Reais

	Attributable to owners of the Parent
			Capital reserve
	Note	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2018		21	927,895	947,696	209,165	-	2,084,777	6,935	2,091,712

Comprehensive income for the period
Net income for the period		-	-	-	-	209,215	209,215	1,223	210,438
Other comprehensive income, net		-	-	-	(701)	-	(701)	-	(701)
Transactions with shareholders - contributions and distributions
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	258	-	258	(349)	(91)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(490)	(490)
Balances at March 31, 2019		21	927,895	947,696	208,722	209,215	2,293,549	7,319	2,300,868

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959

Comprehensive income for the year
Net income for the period		-	-	-	-	396,860	396,860	694	397,554
Other comprehensive income, net		-	-	-	31,554	-	31,554	-	31,554
Transactions with shareholders - contributions and distributions
Share based plan	20	-	-	23,221	-	-	23,221	(7)	23,214
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(83)	-	(83)	1,933	1,850
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(3,432)	(3,432)
Balances at March 31, 2020		23	5,409,895	1,556,772	241,398	396,860	7,604,948	1,751	7,606,699

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statements of cash flows

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the three months ended March 31, 2020 and 2019 In thousands of Brazilian Reai

		Three months ended March 31,
	Note	2020	2019
Operating activities
Income before income tax		516,531	303,227

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	8	15,878	8,102
Amortization of intangible assets	8	15,648	7,055
Loss on write-off of property, equipment and intangible assets	8	3,452	112
Expected credit losses on accounts receivable and other financial assets		21,962	(180)
(Reversal of) Provision for contingencies, net	15	(387)	11
Net foreign exchange differences		(19,510)	1,528
Share based plan		23,221	-
Interest accrued		20,087	16,898

Changes in assets and liabilities
Securities (assets and liabilities)		(6,676,164)	605,953
Derivative financial instruments (assets and liabilities)		988,979	95,830
Securities trading and intermediation (assets and liabilities)		3,708,191	840,841
Securities purchased (sold) under resale (repurchase) agreements		46,190	(1,809,388)
Accounts receivable		6,197	62,708
Loan operations		(63,520)	-
Prepaid expenses		(15,811)	2,776
Other assets and other financial assets		52,295	13,173
Structured operations certificates		130,987	-
Accounts payable		(1,616)	(1,482)
Social and statutory obligations		(217,971)	(73,134)
Tax and social security obligations		(33,554)	(82,429)
Private pension liabilities		1,395,998	33,867
Other liabilities and other financial liabilities		141,012	(9,598)

Cash from operations		58,095	15,870

Income tax paid		(196,585)	(86,579)
Contingencies paid	15	(234)	(318)
Interest paid		(572)	(3,141)
Net cash flows from operating activities		(139,296)	(74,168)

Investing activities
Acquisition of property and equipment	8	(20,746)	(11,375)
Acquisition of intangible assets	8	(19,914)	(8,061)
Net cash flows used in investing activities		(40,660)	(19,436)

Financing activities
Payments of borrowings and lease liabilities	25	(26,058)	(32,276)
Transactions with non-controlling interests		1,844	(92)
Dividends paid to non-controlling interests		(3,432)	(490)
Net cash flows from (used in) financing activities		(27,646)	(32,858)

Net increase in cash and cash equivalents		(207,602)	(126,462)

Cash and cash equivalents at the beginning of the period		887,796	626,863
Effects of exchange rate changes on cash and cash equivalents		31,009	70
Cash and cash equivalents at the end of the period		711,203	500,471

Cash		249,950	224,997
Securities purchased under agreements to resell	3	309,053	133,028
Interbank certificate deposits	4	152,200	142,446

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

1.	Operations

XP Inc. (the “Company”), is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 64.61% of Class B common shares and whose is ultimately controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products and services, mainly acting as broker-dealer, including securities brokerage, banking, private pension plans and financial advisory services, through three retail brands (XP Investimentos, Rico and Clear) that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

On November 29, 2019, the Group carried out a corporate reorganization in order to prepare the structure to the Initial Public Offering of its shares. As result, the capital contributed by the shareholders on XP Investimentos S.A. were transferred and incorporated on XP Inc. Therefore the shareholders have a direct stake on XP Inc. which controls XP Investimentos S.A. and the other operating companies of the Group.

On November 30, 2019, the Company carried out a reverse share split of 4:1. As a result, the share capital represented by 2,036,988,542 shares decreased to 509,247,136 shares. The reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data as if the reverse share split had been in effect for all periods presented.

1.1	Initial Public Offering and resulting transactions

On December 13, 2019, the Company completed its Initial Public Offering (“IPO”), offering 72,510,641 of Class A common shares out, of which 42,553,192 new shares were offered by the Company and the remaining 29,957,449 shares were offered by selling shareholders. Additionally the underwrites executed an option to purchase 10,876,596 additional Class A common shares at the initial public offering price which resulted in a total of 83,387,237 Class A common shares sold.

The initial offering price per Class A common share was US$ 27.00, resulting in gross proceeds of US$ 1,148,936 thousand (or R$4,705,803) to XP Inc, deducting R$200,977 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$44,726 thousand regarding other offering expenses out of, which R$21,902 thousand was recognized directly in income statements and the amount of R$22,824 in equity as transaction cost.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration N° 333-234719), which was declared effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on December 11, 2019 under the symbol “XP”.

These unaudited interim condensed consolidated financial statements for the three months period ended March 31, 2020 were approved by the Board of Director’s meeting on May 8, 2020.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

2.	Basis of preparation of the financial statements and changes to the Group’s accounting policies

a)	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	Basis of consolidation

There were no changes since December 31, 2019 in the accounting practices adopted for consolidation and in the direct and indirect interests of Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following item:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	March 31, 2020	December 31, 2019

Indirectly controlled
XP PE Gestão de Recursos Ltda. (ii)	Brazil	Private equity asset management	99.10%	-

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New operating subsidiaries incorporated in 2020.

c)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 16), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

See Note 16 (c) for a breakdown of total revenue and income and selected assets by geographic location

d)	Impacts related COVID-19 in the current period

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The current pandemic is expected to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments but has not identified relevant impact to the financial performance or position of the group as March 31, 2020. The company has sufficient headroom to enable it to conform to covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.

Although the Group have not identified relevant impacts to its financial performance as at March 31, 2020, the Group is monitoring COVID-19 effects on its business, which are still uncertain and will depend on the severity of the coronavirus and the actions to contain or treat its impact, among others.

e)	New standards, interpretations and amendments not yet adopted

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2019.

Certain new accounting standards and interpretations have been published that are not mandatory for the period ended March 31, 2020, and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future financial statements periods and on foreseeable future transactions.

The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	March 31, 2020	December 31, 2019

Available portfolio	3,294,442	971,991
National Treasury Notes (NTNs)	3,221,176	771,099
Financial Treasury Bills (LFTs)	-	195,980
National Treasury Bills (LTNs)	73,266	4,912

Collateral held	11,622,352	8,518,099
National Treasury Bills (LTNs)	293,787	1,764,410
National Treasury Notes (NTNs)	11,328,565	6,753,689

Total	14,916,794	9,490,090

Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 3.68% p.a. (December 31, 2019 – 4.63% p.a.).

As of March 31, 2020, R$ 309,053 (December 31, 2019 - R$ 654,057) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2020	December 31, 2019
National Treasury Bills (LTNs)	16,829,549	8,533,113
National Treasury Notes (NTNs)	3,057,813	5,653,994
Financial Treasury Bills (LFTs)	1,220,908	1,451,300
Agribusiness receivables certificates (CRA)	3,031	-
Total	21,111,301	15,638,407

As of March 31, 2020, securities sold under repurchase agreements were agreed with average interest rates of 3.64% p.a. (December 31, 2019 – 4.48% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

4.	Securities

a)	Securities classified at fair value through profit and loss and at fair value through other comprehensive income

	March 31, 2020		December 31, 2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial assets
At fair value through profit and loss	24,911,824	25,091,723	22,332,936	22,443,392
Agribusiness receivables certificates	532,281	515,994	598,085	589,525
Bank deposit certificates (i)	270,022	272,972	244,071	246,827
Brazilian government bonds	15,461,665	15,669,359	15,404,300	15,494,046
Certificate of real estate receivable	211,458	205,546	75,922	75,123
Debentures	1,017,997	973,503	885,344	885,068
Financial credit bills	83,762	82,765	98,068	106,759
Investment funds	4,525,734	4,525,734	3,047,198	3,047,198
USA government bonds	1,856,714	1,857,216	-	-
Real estate credit bill	1,367	1,392	1,282	1,300
Stocks issued by public-held company	312,547	312,547	1,562,965	1,562,965
Structured transaction certificate	305,188	332,039	237,112	256,381
Others (ii)	333,089	342,656	178,589	178,200

At fair value through other comprehensive income	4,836,127	4,896,387	2,608,325	2,616,118
National treasury bill	4,836,127	4,896,387	2,608,325	2,616,118

(i)	Bank deposit certificates include R$ 152,200 (December 31, 2019 – R$ 123,817) is being presented as cash equivalents in the statements of cash flows.

(ii)	Mainly related to bonds issued and traded overseas.

b)	Securities evaluated at amortized cost

	March 31, 2020		December 31, 2019
	Gross carrying amount	Book Value	Gross carrying amount	Book Value
Financial assets
At amortized cost	1,267,826	1,267,826	2,266,971	2,266,971
Bonds	1,267,826	1,267,826	2,266,971	2,266,971

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

c)	Securities on the financial liabilities classified at fair value through profit or loss

	March 31, 2020		December 31, 2019
	Gross carrying amount	Book value	Gross carrying amount	Book Value
Financial liabilities
At fair value through profit or loss
Securities loaned	721,131	721,131	2,021,707	2,021,707

d)	Securities classified by maturity

		Assets		Liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Financial assets
At fair value through P&L and at OCI
Current	8,417,190	9,804,819	721,131	2,021,707
Non-stated maturity	5,405,233	4,999,333	721,131	2,021,707
Up to 3 months	1,814,839	257,544	-	-
From 3 to 12 months	1,197,118	4,547,942	-	-

Non-current	21,570,920	15,254,691	-	-
After one year	21,570,920	15,254,691	-	-

Evaluated at amortized cost
Current	1,267,826	2,266,971	-	-
Up to 3 months	423,837	807,218	-	-
From 3 to 12 months	843,989	1,459,753	-	-

Total	31,255,936	27,326,481	721,131	2,021,707

5.	Derivative financial instruments

The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	March 31, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	380,556,621	7,156,611	84	2,612,257	2,482,728	2,061,626
Swap contracts	3,864,467	789,707	8	392,631	11,953	385,123
Forward contracts	707,973	567,259	7	545,521	3,679	18,059
Future contracts	6,201	1,216	1	1,216	-	-
Total	385,135,262	8,514,793	100	3,551,625	2,498,360	2,464,808

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

Liabilities
Options	439,211,735	6,469,055	86	1,932,259	2,354,129	2,182,667
Swap contracts	2,915,357	425,108	6	22,309	13,866	388,933
Forward contracts	4,223,982	631,912	8	558,697	73,152	63
Total	446,351,074	7,526,075	100	2,513,265	2,441,147	2,571,663

	December 31, 2019
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	498,484,022	2,742,035	67	1,837,073	577,177	327,785
Swap contracts	3,955,473	1,133,768	27	10,418	700,668	422,682
Forward contracts	1,857,542	187,392	5	159,163	28,175	54
Future contracts	15,920,584	21,809	1	21,809	-	-
Total	520,217,621	4,085,004	100	2,028,463	1,306,020	750,521

Liabilities
Options	488,482,756	2,741,592	85	1,745,532	637,393	358,667
Swap contracts	3,420,857	485,164	14	15,838	40,687	428,639
Forward contracts	164,209	2,480	1	1,693	325	462
Total	492,067,822	3,229,236	100	1,763,063	678,405	787,768

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

6.	Hedge accounting

In the three months period ended March 31, 2020 and in the year ended December 31, 2019, the objective for the Group was to hedge the risk generated by the US$ variation from the investments in USA, XP Holding International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities
March 31, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	228,563	-	52,428	385,484	(56,496)
Total	228,563	-	52,428	385,484	(56,496)

December 31, 2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	-	5,946	248,896	(7,133)
Total	186,412	-	5,946	248,896	(7,133)

There was no ineffectiveness during March 31, 2020 and December 31, 2019 in relation to the foreign net investment hedge.

7.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	March 31, 2020	December 31, 2019
Cash and settlement records	49	13,823
Debtors pending settlement	956,760	477,646
Other	58,976	13,514
Total Assets	1,015,785	504,983

Cash and settlement records	557,632	474,759
Creditors pending settlement	12,775,907	8,639,787
Total Liabilities	13,333,539	9,114,546

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

8.	Property, equipment, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2019	99,127	504,915
Additions	11,375	8,061
Write-offs	(56)	(56)
Depreciation / amortization in the period	(4,672)	(7,055)
As of March 31, 2019	105,774	505,865
Cost	146,865	626,921
Accumulated depreciation / amortization	(41,092)	(121,056)

As of January 1, 2020	142,464	553,452
Additions	20,746	19,914
Write-offs	(324)	-
Transfers	(2,083)	2,083
Depreciation / amortization in the period	(6,255)	(15,648)
As of March 31, 2020	154,548	559,801
Cost	211,839	672,045
Accumulated depreciation / amortization	(57,291)	(112,244)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

As of March 31, 2020, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2019.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

	Right-of-use assets	Lease liabilities

As of January 1, 2019	133,870	148,494
Depreciation expense	(3,430)	-
Interest expense	-	2,328
Effects of exchange rate	(1,281)	134
Payment of lease liabilities	-	(7,490)
As of March 31, 2019	129,159	143,466

As of December 31, 2019	227,478	255,406
Additions (i)	19,273	19,361
Depreciation expense	(9,623)	-
Interest expense	-	6,145
Revaluation (ii)	(19,968)	(19,968)
Impairment	(3,040)	-
Effects of exchange rate	22,016	23,561
Payment of lease liabilities	-	(15,558)
As of March 31, 2020	236,136	268,947
Current	-	56,581
Non-current	236,136	212,367
(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

(ii)	Revaluation of discount rate that represent the current market assessment.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,746 for the period ended December 31, 2019. The total rent expense of R$ 9,225, include other expenses related to leased offices such as condominium.

9.	Borrowings and lease liabilities

	Interest rate %	Maturity	March 31, 2020	December 31, 2019

Bank borrowings – domestic (i)	113% of CDI	March 2021	42,124	52,668
Related parties			42,124	52,668

Financial institution (ii)	CDI + 0.774%	April 2023	333,368	329,410
Third parties			333,368	329,410

Total borrowings			375,492	382,078

Lease liabilities			268,947	255,406

Total borrowings and lease liabilities			644.439	637,484

Current			405,498	116,450
Non-current			238,941	521,034

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 24 (b)).

10.	Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$ 800,000, with the objective of funding the Group’s working capital and treasury investments. As of March 31, 2020, the total balance is comprised of the following issuances:

Issuance	Quantity (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance		Unit value at period-end		Book value
1st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$	1,000.00	R$	1,093.87	438,010
2st	400,000	107.5% CDI	5/15/2019	5/15/2022	R$	1,000.00	R$	1,016.83	406,351
Total	800,000								844,361

	March 31, 2020	December 31, 2019
Principal	800,000	800,000
Interest	56,258	47,127
Payments	(11,897)	(11,897)
Total	844,361	835,230

Current	444,361	435,230
Non-current	400,000	400,000

The principal amount and accrued interest payables related to the first issuance are due on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date. There were no amounts paid in 2019.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 24(b)).

11.	Private pension liabilities

As of March 31, 2020, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 4 (a)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

a)	Changes in the period

	Three months period ended March 31,
	2020	2019
As of January 1	3,759,090	16,059
Contributions received	278,357	1,766
Transfer with third party plans	1,636,370	31,777
Redemptions paid	(46,585)	-
Gain (loss) from FIE	(472,144)	324
As of March 31	5,155,088	49,926

Contributions invested in FIEs (Note 4 (a))	5,155,088	49,926

12.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the three months period ended
	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2019

Tax losses carryforwards	39,298	17,146	22,152	(29,611)
Goodwill on business combinations (i)	14,714	22,303	(7,589)	(9,068)
Provisions for IFAs’ commissions	64,669	68,041	(3,372)	-
Revaluations of financial assets at fair value	(26,370)	25,259	(51,629)	(2,486)
Expected credit losses	13,695	5,666	8,029	(75)
Financial instruments taxed on redemption	-	-	-	9,852
Profit sharing plan	71,309	141,136	(69,828)	51,494
Net gain on hedge instruments	22,706	(36,384)	59,091	(1,080)
Share based plan	14,187	2,950	11,237	-
Other provisions	47,304	33,284	14,019	776
Total	261,512	279,401	(17,890)	19,802
Deferred tax assets	261,512	284,533
Deferred tax liabilities	-	(5,132)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

The changes in the net deferred tax were recognized as follows:

	Three months period ended March 31,
	2020	2019

As of January 1	279,401	140,400
Foreign exchange variations	21,055	(114)
Charges to statement of income	(47,072)	18,643
Tax relating to components of other comprehensive income	8,128	1,273
As of March 31	261,512	160,202

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 12,237 (December 31, 2019 - R$ 18,402) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended March 31:

	Three months period ended March 31,
	2020	2019

Income before taxes	516,531	303,227
Combined tax rate in Brazil (i)	34%	34%
Tax expense at the combined rate	175,620	103,097

Income (loss) from entities not subject to taxation	(9,246)	(48)
Effects from entities taxed at different rates	14,287	6,505
Effects from entities taxed at different method (ii)	(64,678)	(4,968)
Intercompany transactions with different taxation	(9,156)	(7,767)
Tax incentives	605	-
Non deductible expenses (non-taxable income), net	6,586	717
Others	4,959	(4,747)
Total	118,977	92,789
Effective tax rate	23.03%	30.60%

Current	71,905	111,432
Deferred	47,072	(18,643)
Total expense	118,977	92,789

(i)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(ii)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	1,325	-	1,325
Gains (losses) on net investment hedge	(1,277)	434	(843)
Changes in the fair value of financial assets at fair value	(2,021)	838	(1,183)
As of March 31, 2019	(1,973)	1,272	(701)

Foreign exchange variation of investees located abroad	56,560	-	56,560
Gains (losses) on net investment hedge	(85,600)	29,104	(56,496)
Changes in the fair value of financial assets at fair value	52,467	(20,977)	31,490
As of March 31, 2020	23,427	8,127	31,554

13.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by XP Inc. board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of March 31, 2020 and December 31, 2019, the Company have US$ 23 thousand of issued capital which were represented by 354,181,346 Class A common shares and 197,618,980 Class B common shares. In the IPO that took place on December 11, 2019, the Company issued 83,387,238 new Class A common shares, with a corresponding increased of US$ 2 in the issued capital of the Company.

(b)	Additional paid-in capital and capital reserve

In December 2019, immediately prior the completion of the IPO, the Company had 257,456,251,558 Class A common shares and 251,790,558 Class B common shares of its authorized share capital issued. Class A and Class B common shares.

At the Board of Directors meetings on November 30, 2019, the Company’s shareholders approved a reverse share split of 4:1 (four for one) for an initial consideration to IPO with a conversion of 2,036,988,542 into 509,247,134 shares. On the same event shareholders also approved the conversion of 30,807,911 Class B common shares of the Company into Class A common shares.

In December 2019, as a result of the completion of the IPO describe in Note 1.1, 42,553,192 new Class A common shares were issued.

As mentioned in Note 20, the Board of Directors approved on December, 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2020 the Company has 1,906,024 (December 31, 2019 – 1,921,669) restricted share units (“RSUs”) and 2,190,377 (December 31, 2019 – 2,190,377) performance restricted units (“PSUs”) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid,

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings.

For the three months period ended March 31, 2020 and 2019, the Company has not declared and paid dividends to the controlling shareholders.

(d)	Other comprehensive income

Increases or decreases in value attributed to assets and liabilities are classified as equity valuation adjustments, while not being computed in the income for the period in accordance with the accrual basis as a result of their valuation at fair value.

14.	Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Three months period ended March 31,
Relation and transaction	March 31, 2020	December 31, 2019	2020	2019

Shareholders with significant influence (i)	175,859	(732,420)	(26,039)	(9,841)
Securities	152,636	123,813	3,780	2,094
Securities purchased under agreements to resell	64,999	196,009	(30,087)	-
Accounts receivable	348	594	797	61
Securities sold under repurchase agreements	-	(1,000,168)	-	-
Borrowings	(42,124)	(52,668)	(529)	(11,996)

(i)	These transactions are related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the ordinary course of operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

15.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	March 31, 2020	December 31, 2019
Tax contingencies	9,956	9,878
Civil contingencies	2,412	2,673
Labor contingencies	2,529	2,642
Total provision	14,897	15,193

Judicial deposits (i)	10,050	18,403

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the three months period

	Three months period ended March 31,
	2020	2019

As of January 1	15,193	17,474
Monetary correction	325	336
Provisions accrued	159	11
Provisions reversed	(546)	-
Payments	(234)	(318)
As of March 31	14,897	17,503

Nature of claims

a)	Tax

As of March 31, 2020, the Group has claims classified as probable risk of loss in the amount of R$ 9,956 (December 31, 2019 - R$ 9,878), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes. These lawsuits are supported by court deposits in its entirety.

b)	Civil

The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management;

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2020, there were 34 civil claims for which the likelihood of loss has been classified as probable, in the amount of R$ 2,412 (December 31, 2019 - R$ 2,673). An amount of R$ 100 was deposited in court as of March 31, 2020 (December 31, 2019 – R$ 9,744).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2020, the Company and its subsidiaries are the defendants in approximately 10 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 2,529 (December 31, 2019 - R$ 2,642).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 163,982 (December 31, 2019 - R$ 153,951).

Below is summarized these possible claims by nature:

	March 31, 2020	December 31, 2019

Tax (i)	69,963	69,386
Civil (ii)	89,419	81,414
Labor	4,600	3,151
Total	163,982	153,951

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the case at administrative level in assessment by the Administrative Council of Tax Appeals (“CARF”), awaiting the decision on the Group’s appeal. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 456 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

16.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

	Three months period ended March 31,
	2020	2019
Major service lines
Brokerage commission	504,644	288,819
Securities placement	348,174	160,391
Management fees	255,049	140,858
Insurance brokerage fee	29,226	18,548
Educational services	25,700	13,750
Other services	94,085	43,709
	1,256,878	666,075
(-) Sales taxes and contributions on revenue (i)	(104,932)	(66,828)
	1,151,946	599,247

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income from financial instruments

	Three months period ended March 31,
	2020	2019

Net Income of financial instruments at fair value through profit or loss	391,689	274,520
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	207,299	65,822
(-) Taxes and contributions on financial income	(16,093)	(5,597)
	582,895	334,745

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Three months period ended March 31,
	2020	2019

Brazil	1,634,093	863,587
United Stated of America	91,890	62,958
Europe	8,858	7,447
Total revenue and income	1,734,841	933,992

	March 31, 2020	December 31, 2019

Brazil	1,162,433	1,208,737
United Stated of America	147,374	224,244
Europe	7,475	16,476
Selected assets (i)	1,317,282	1,449,457

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the customers represented more than 10% of Group’s revenues for the periods presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

17.	Operating costs

	Three months period ended March 31,
	2020	2019

Commission costs	441,951	242,831
Operating losses and provisions	38,303	2,901
Other costs	98,562	62,024
Clearing house fees	63,504	34,513
Third parties’ services	18,148	19,579
Other	16,910	7,932
Total	578,816	307,756

18.	Operating expenses by nature

	Three months period ended March 31,
	2020	2019

Selling expenses	28,476	24,518
Advertising and publicity	28,476	24,518

Administrative expenses	578,116	368,285
Personnel expenses	400,980	255,844
Compensation	177,119	71,466
Employee profit-sharing and bonus	103,020	150,185
Executives profit-sharing	72,677	10,143
Benefits	17,549	10,834
Social charges	30,052	12,515
Other	563	701

Other taxes expenses	6,843	6,635
Depreciation of property and equipment and right-of-use assets	15,878	8,102
Amortization of intangible assets	15,648	7,055
Other administrative expenses	138,767	90,649
Data processing	55,947	33,328
Technical services	20,768	15,360
Third parties' services	40,193	21,968
Rent expenses	3,390	6,318
Communication	4,499	3,454
Travel	5,699	3,674
Legal and judicial	677	414
Other	7,594	6,133
Total	606,592	392,803

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

19.	Other operating income (expenses), net

	Three months period ended March 31,
	2020	2019

Other operating income	27,666	90,613
Recovery of charges and expenses	501	51,800
Reversal of operating provisions	704	4,392
Revenue from incentives from Tesouro Direto, B3 and others	21,672	8,855
Interest received on tax	2,281	22,931
Other	2,508	2,635

Other operating expenses	(41,549)	(5,437)
Legal proceedings and agreement with customers	(10,246)	(437)
Losses on write-off and disposal of assets	(59)	(3)
Fines and penalties	(624)	(730)
Associations and regulatory fees	(3,321)	(839)
Charity	(16,596)	(1,250)
Other	(10,703)	(2,178)

Total	(13,883)	85,176

20.	Share-based plan

a)	Share-based Plan

The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.

Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date. RSUs are granted semi-annually, their vesting conditions are service related and they vest at a rate of 20% after three years, 20% after four years, and 60% after five years. After the vesting periods, common shares will be issued to the recipients. For the PSUs, the vesting is the following: (i) 33% will vest on the third year after the grant, (ii) 33%% will vest on the fourth year after the grant and (iii) 34% will vest on the fifth year after the grant date.

Under the Performance Share Unit, stocks are granted to eligible participants and their vesting conditions are based on five-year period metrics and also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.

Once the PSUs are vested, the shares of common stock that are delivered must be held for an additional one-year period, typically for a total combined vesting and holding period of six years from the grant date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of March 31, 2020, the outstanding number of Company reserved under the plans were 4,096,401 (December 31, 2019 - 4,112,046) including 1,906,024 RSUs (December 31, 2019 - 1,921,669) and 2,190,377 PSUs (December 31, 2019 - 2,190,377).

For the period ended March 31, 2020, total compensation expense of both plans were R$28,408, including R$5,187 of tax provisions and does not include any tax benefits on total share-based compensation expense once, this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34,56 respectively.

During the period ended March 31, 2020, there were 15,645 forfeited RSUs and no shares granted, exercised, expired or vested.

21.	Earnings per share (basic and diluted)

The Company implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019. The quantity of shares of the comparative periods were adjusted to give effect to this transaction.

The following table reflects the net income and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Three months period ended March 31,
	2020	2019
Net income attributable to Parent company	396,860	209,215
Basic weighted average quantity of shares (a)	551,800	509,247
Basic earnings per share - R$	0.7192	0.4108

Share-based incentive program (a)	4,096	-
Diluted weighted average quantity of shares	555,896	509,247
Diluted earnings per share - R$	0.7139	0.4108
(a)	Thousands of shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

22.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities. As of March 31, 2020 and December 31, 2019, there were no financial instruments classified as level 3.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

	March, 31 2020
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	22,640,753	2,450,970	25,091,723	25,091,723
Derivative financial instruments	1,215	8,513,577	8,514,793	8,514,793
Fair value through other comprehensive income
Securities	4,896,387	-	4,896,387	4,896,387
Evaluated at amortized cost
Securities	-	1,267,826	1,267,826	1,267,826
Securities purchased under agreements to resell	-	14,916,794	14,916,794	14,916,794
Securities trading and intermediation	-	1,015,785	1,015,785	1,015,785
Accounts receivable	-	424,702	424,702	424,702
Loan operations	-	63,589	63,589	63,589
Other financial assets	-	25,472	25,472	25,472
Financial liabilities
Fair value through profit or loss
Securities loaned	721,131	-	721,131	721,131
Derivative financial instruments	-	7,526,075	7,526,075	7,526,075
Evaluated at amortized cost
Securities sold under repurchase agreements	-	21,111,301	21,111,301	21,111,301
Securities trading and intermediation	-	13,333,539	13,333,539	13,333,539
Borrowings and lease liabilities	-	644,184	644,184	644,439
Debentures	-	832,810	832,810	844,361
Accounts payables	-	265,197	265,197	265,197
Structured operations certificates	-	150,461	150,461	150,461
Other financial liabilities	-	31,485	31,485	31,485

	December 31, 2019
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	20,277,031	2,166,361	22,443,392	22,443,392
Derivative financial instruments	21,809	4,063,195	4,085,004	4,085,004

Fair value through other comprehensive income
Securities	2,616,118	-	2,616,118	2,616,118

Evaluated at amortized cost
Securities	-	3,914,923	3,914,923	2,266,971
Securities purchased under agreements to resell	-	9,490,090	9,490,090	9,490,090
Securities trading and intermediation	-	504,983	504,983	504,983
Accounts receivable	-	462,029	462,029	462,029
Loan operations	-	386	386	386
Other financial assets	-	19,805	19,805	19,805

Financial liabilities
Fair value through profit or loss
Securities loaned	2,021,707	-	2,021,707	2,021,707
Derivative financial instruments	-	3,229,236	3,229,236	3,229,236

Evaluated at amortized cost
Securities sold under repurchase agreements	-	15,638,407	15,638,407	15,638,407
Securities trading and intermediation	-	9,114,546	9,114,546	9,114,546
Borrowings and lease liabilities	-	633,781	633,781	637,484
Debentures	-	836,001	836,001	835,230
Accounts payables	-	266,813	266,813	266,813
Structured operations certificates	-	19,474	19,474	19,474
Other financial liabilities	-	79,127	79,127	79,157

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

23.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operating risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. There have been no changes in the risk management department or in any risk management policies since the year-end.

24.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

The net debt and corresponding gearing ratios as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
Borrowings and lease liabilities	644,439	637,484
Debentures	844,361	835,230
Total debt	1,488,800	1,472,714
Cash	(249,950)	(109,922)
Securities purchased under agreements to resell	(309,053)	(654,057)
Certificate deposits (Securities)	(152,200)	(123,817)
Net debt	777,597	584,918

Total equity	7,604,939	7,153,396
Total capital	8,382,533	7,738,313
Gearing ratio %	9.28%	7.56%

a)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate, under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”), CMR is equivalent to the highest value between base capital and venture capital.

At March 31, 2020 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

b)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 9 and 10), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of March 31, 2020, the amount of contracts under financial covenants is R$ 1,219,853 (December 31, 2019 – R$ 1,217,308). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2020 In thousands of Brazilian Reais

25.	Cash flow information

a)	Debt reconciliation

	Borrowings	lease liabilities	Debentures	Total
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641
Payments	(24,786)	(7,490)	-	(32,276)
Net foreign exchange differences	-	134	-	134
Interest accrued	7,585	2,328	6,649	16,562
Interest paid	(3,141)	-	-	(3,141)
Total debt as of March 31, 2019	449,267	143,466	413,187	1,005,920

Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	19,361	-	19,361
Payments	(10,500)	(15,558)	-	(26,058)
Revaluation	-	(19,968)	-	(19,968)
Net foreign exchange differences	-	23,561	-	23,561
Interest accrued	4,486	6,145	9,131	19,762
Interest paid	(572)	-	-	(572)
Total debt as of March 31, 2020	375,492	268,947	844,361	1,488,800

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